SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                            Prima Energy Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    741901201
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             459,035

6)    Shared Voting Power           0

7)    Sole Dispositive Power        459,035

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   459,035

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.    11.83%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )

SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:  Prima Energy Corporation

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 459,035 shares of common stock representing 11.83% of the total outstanding (3880396). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  peng (Prima Energy Corp)
PRICE:  22.500

PORTFOLIO                                                         TOTAL            MARKET      UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE       GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------   -----------
16715360   Omaha Construction Industry P/P        38,000        523,140.00       855,000.00    331,860.00
   17285   KPTC FBO: Quality Living Inc. Lied        800         14,565.00        18,000.00      3,435.00
           Endowment
    2085   KP Trust FBO: Ecklund, Glenn Trust      1,300         16,867.50        29,250.00     12,382.50
30030717   Abbott, R. Cody - IRA                     600          7,910.07        13,500.00      5,589.93
30213156   Ancona, Carl IRA                          550         12,101.61        12,375.00        273.39
30213585   Antolak, Stanley IRA                    1,200         18,000.00        27,000.00      9,000.00
30416229   Bailey, Pamela G. - IRA                   800         10,413.70        18,000.00      7,586.30
30617242   Berry, Rose Mary -IRA                     550          7,510.50        12,375.00      4,864.50
30918947   Brushwyler, Robert W. - IRA               400          5,821.76         9,000.00      3,178.24
31321602   Clark, John V.Jr. -IRA                    600          8,042.50        13,500.00      5,457.50
31680435   Davis, Jobn B. -IRA                     2,000         27,124.91        45,000.00     17,875.09
33633526   Frank, Albert R. - IRA                  1,000         16,725.00        22,500.00      5,775.00
33936095   Griffis, Gary L. -IRA                     650          9,785.20        14,625.00      4,839.80
34440414   Hughes, Virginia - IRA                  1,075         13,725.00        24,187.50     10,462.50
35698327   Mapes, Jane SEP IRA                     1,300         17,675.00        29,250.00     11,575.00
35753559   Mahoney, Robert W. - IRA                  150          1,948.67         3,375.00      1,426.33
36357879   Naughton, Elizabeth - IRA                 550          7,599.07        12,375.00      4,775.93
37670939   Ruge, Daniel MD - IRA                     400          7,701.00         9,000.00      1,299.00
38374565   Sorensen, Mark B. MD SEP/IRA            1,200         16,975.00        27,000.00     10,025.00
40000084   Midwest Laboratories, Inc., P/S         3,800         51,748.34        85,500.00     33,751.66
40000098   Midwest Laboratories, Inc. P/P          3,300         46,956.88        74,250.00     27,293.12
40187005   Andersen Berkshire Lauritsen & Brower     650          8,450.00        14,625.00      6,175.00
           P/S
40481380   Barlow, Johnson, Flodman, Sutter,       1,500         20,622.01        33,750.00     13,127.99
           Guenzel & Eske P/S
40616954   Behlen Mfg. Co.4OlK Thrift Plan &       6,400        100,834.33       144,000.00     43,165.67
           Trust
40617270   Berens & Tate PC 401K                     800         11,950.21        18,000.00      6,049.79
41315281   City of Holdrege P/P                      600          7,758.93        13,500.00      5,741.07
41321475   City of Gering Police Officers P/P        350          4,967.69         7,875.00      2,907.31
           (Aggressive Growth)
41321526   Clark Bros Transfer Inc. ESOP             750         11,015.61        16,875.00      5,859.39
41321630   Cliffs Notes Inc. MP P/P                1,000         13,595.47        22,500.00      8,904.53
41422262   Columbus Medical P/P Equity Account     1,300         19,215.49        29,250.00     10,034.51
41714114   Fitzgerald, Schorr, Barmettler &        1,500         21,781.07        33,750.00     11,968.93
           Brennan P/S
43129791   Erickson & Sederstrom 401K - Balanced   1,200         17,304.93        27,000.00      9,695.07
43174689   Erickson & Sederstrom P/S                 650          9,479.68        14,625.00      5,145.32
43174726   Erickson & Sederstrom 401K - Equity     1,500         21,154.84        33,750.00     12,595.16
44022765   Hawkins Construction Special Account    1,800         20,043.65        40,500.00     20,456.35
           P/S
44206123   Holdrege Medical P/P                    1,000         12,750.00        22,500.00      9,750.00
44423862   Indiana Seed Co. P/S                      225          3,234.38         5,062.50      1,828.12

                                        1



                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  peng (Prima Energy Corp)
PRICE:  22.500

PORTFOLIO                                                         TOTAL            MARKET      UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE       GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------   -----------
44440003   Vishay Intertech Master Trust - KPM -   8,900        135,725.00       200,250.00     64,525.00
           Hourly P/P of Sprague Elec.
44490781   Jaeger, Thomas, MD Profit Sharing Plan    650          9,797.71        14,625.00      4,827.29
44541281   IBEW Local No. 22-NECA Pension Plan     5,500         76,445.00       123,750.00     47,305.00
44543954   Painters Local #109 Pension Fund        2,800         45,666.42        63,000.00     17,333.58
45004086   Sioux City Foundry P/P                  1,100         16,126.09        24,750.00      8,623.91
45971340   Medical Lab Inc. P/P FBO: Dr. Skoog     1,300         23,354.21        29,250.00      5,895.79
45990904   Fremont Area Medical Center Equity     15,400        209,123.80       346,500.00    137,376.20
46434071   Nebraska County Employees Quality      19,600        275,437.40       441,000.00    165,562.60
           Growth Account
46434523   Nebraska Public Employees Quality      69,950        987,718.50     1,573,875.00    586,156.50
           Growth Account
46601512   North Platte Firefighters Pension Plan  2,050         30,249.69        46,125.00     15,875.31
           (Equity)
46762977   Omaha Public Power District Retirement 57,200        800,739.35     1,287,000.00    486,260.65
           Plan
46865560   Paulsen Development Construction Inc.     450          6,368.23        10,125.00      3,756.77
           401K (Equity)
46866079   Reilly, Petersen & Hannan, P.L.C.         800         11,393.99        18,000.00      6,606.01
           P/S-Equity Account
47066831   Plaindealer Publishing Co., Inc. 401K     450          6,114.69        10,125.00      4,010.31
           R/P
47066869   Popham,Haik, Schonbrich et al 40lK        300          4,420.88         6,750.00      2,329.12
           FBO: Hugh V Plunkett III
47369022   Reinke Mfg. Co., Inc. Employee P/S      2,000         27,962.00        45,000.00     17,038.00
47369055   Reinke Mfg. Co. Inc. Employer P/S         750         11,201.88        16,875.00      5,673.12
47789004   Schluter, Judith H.                       700         10,507.60        15,750.00      5,242.40
48096144   Danko Emergency Equipment P/S Equity    1,200         15,189.97        27,000.00     11,810.03
           Account
48096200   Smeal Fire Apparatus P/S Equity         2,100         30,958.98        47,250.00     16,291.02
           Account
48096262   Smeal Manufacturing Company P/S           550          7,718.58        12,375.00      4,656.42
           Equity Account
48677034   Milboun, Fehringer, Kessler & Peetz    1,000         14,759.12        22,500.00      7,740.88
           P.C. 401K P/S & Trust
49385510   Wintz Funeral Home Inc. P/S Plan          400          5,835.83         9,000.00      3,164.17
50619607   Bellevue University Ada & James         1,000         13,350.00        22,500.00      9,150.00
           Redding Endowed Business Chair
50717721   Bishop Clarkson Memorial Foundation /  20,900        316,299.00       470,250.00    153,951.00
           Equity
50717735   Bishop Clarkson Memorial Foundation       900         12,880.00        20,250.00      7,370.00
           Scholarship Fund / Equity
50818273   Borchert, Marshall & Jennie               800         10,539.44        18,000.00      7,460.56
51220744   Central States Health & Life of Omaha   6,600        146,253.00       148,500.00      2,247.00

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  peng (Prima Energy Corp)
PRICE:  22.500

PORTFOLIO                                                         TOTAL            MARKET      UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE       GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------   -----------
51262381   Catrucco, John                           250          3,563.79          5,625.00      2,061.21
51315285   Grand Island Police Officers P/P       1,400         19,088.83         31,500.00     12,411.17
51315290   Grand Island FireFighters P/P Equity   6,500         88,884.71        146,250.00     57,365.29
51320096   KPM FUNDS, Inc. Equity Portfolio      31,900        444,957.73        717,750.00    272,792.27
51320994   Children's Hospital Foundation         5,400         78,732.00        121,500.00     42,768.00
51321521   Clark, William L. Jr.,                   300          4,309.96          6,750.00      2,440.04
51523232   Custer Public Power District Money     2,100         36,166.65         47,250.00     11,083.35
           Purchase P/P
51724546   Devita Family Trust                      750         13,647.18         16,875.00      3,227.82
51925173   Dolce, Mary Revocable Trust              450          7,187.32         10,125.00      2,937.68
51925187   Dolce, John Revocable Trust              450          7,187.32         10,125.00      2,937.68
52127033   Edwards, Robert & Charlene               500         11,383.99         11,250.00       -133.99
53834623   Geneva Tube Inc.                       1,700         24,771.69         38,250.00     13,478.31
54338689   Hetzler, William Tr.                   1,100         13,953.45         24,750.00     10,796.55
54339009   Hill, William R.                         100          1,328.42          2,250.00        921.58
54489579   Jacobsen, Thomas                         400          7,087.46          9,000.00      1,912.54
54543901   Insurance Consultants Inc.             1,000         16,697.50         22,500.00      5,802.50
54646517   Jansky, Inc.                             700          8,431.31         15,750.00      7,318.69
54721700   KPM Equity Partners LP                11,460        151,477.50        257,850.00    106,372.50
54948690   Katelman, Lorrie Farris Trust            200          3,838.32          4,500.00        661.68
55018120   Klein, John Trust                        300          4,360.00          6,750.00      2,390.00
55451141   Wai, Cecilia Family Trust: Lambert       500          7,375.00         11,250.00      3,875.00
           Wai Trustee
55552649   Loseke, Lavonne                        1,400         16,657.86         31,500.00     14,842.14
55652998   Lutheran Family Services Foundation      600          8,868.94         13,500.00      4,631.06
           Equity
55753327   Maasdam, Chris F. & Cathy A.             300          4,374.69          6,750.00      2,375.31
55754567   McKinney, Daniel MD                    1,600         21,469.16         36,000.00     14,530.84
56019915   Mueller-Schluter LP                    6,000         82,487.50        135,000.00     52,512.50
56146391   Miskowski, James                         300          4,360.00          6,750.00      2,390.00
56257138   Muilenburg, Conrad D.                    700         11,224.29         15,750.00      4,525.71
56331992   Farmers Mutual United Insurance        1,100         15,451.99         24,750.00      9,298.01
           Company
56357944   NE Farmers Mutual Reinsurance            700         10,169.14         15,750.00      5,580.86
           Association
56357977   Nebraska Investment Council - Fund B  40,500        565,633.50        911,250.00    345,616.50
           Small Cap
56459018   Notre Dame Sisters Endowment Equity    2,000         24,259.54         45,000.00     20,740.46
56662147   Olsen, Cheryl K. Revocable Trust         650          9,465.26         14,625.00      5,159.74
56662468   O'Neal, T. Keith                       1,800         26,505.32         40,500.00     13,994.68
56865734   Peck, John M                           1,400         20,412.66         31,500.00     11,087.34
56872876   Peller, Thelma L.                        225          3,294.67          5,062.50      1,767.83
5716741o   Prebula, Alvin & Stephanie             1,000         11,780.93         22,500.00     10,719.07
57368611   Ragan, John T., Jr.                      700          9,172.50         15,750.00      6,577.50

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:  peng (Prima Energy Corp)
PRICE:  22.500

PORTFOLIO                                                         TOTAL            MARKET      UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE       GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------    -----------
57871927   Schneider, Ronald & Janice Funnel      1,500         21,277.38         33,750.00     12,472.62
           Trust
57871946   Schluter, Fredric E., Jr.                500          7,392.50         11,250.00      3,857.50
57871951   Schelkopf, Stanley & Donna               700         10,444.13         15,750.00      5,305.87
57871965   Schluter, F. E., Jr. Partners Acct 2     500          7,542.50         11,250.00      3,707.50
57952513   Shenandoah Memorial Hospital           2,200         30,452.62         49,500.00     19,047.38
58072449   Seno A Partnership FBO: James C        1,000         15,131.24         22,500.00      7,368.76
           Ransom
58072454   Seno A Partnership FBO. Ransom           400          6,061.94          9,000.00      2,938.06
           Generation Skipping Trust
58777207   Theilen, Robert W.                       950         14,017.60         21,375.00      7,357.40
58980497   University of Nebraska Foundation        800         12,102.79         18,000.00      5,897.21
59183521   Wai, Lambert K. Trust                    500          7,162.34         11,250.00      4,087.66
59268105   Hestmark, Virginia W. Trust            1,200         17,889.22         27,000.00      9,110.78
59688106   YSB FBO: Inness, Helen Revocable         700         10,282.69         15,750.00      5,467.31
           Trust
59688168   Youngstrom, Warren & Jacqueline        1,900         41,647.15         42,750.00      1,102.85
59688210   YSB FBO: Kennedy, L.C. Marital Trust     450          6,620.57         10,125.00      3,504.43
7769       KPTC: Scottsbluff Police Officers      1,900         26,550.89         42,750.00     16,199.11
           Pension Plan
7764       KPTC: Scottsbluff FireFighters         1,050         14,548.85         23,625.00      9,076.15
           Pension Plan
822        Kittredge, William R. - IRA              800         10,418.54         18,000.00      7,581.46
9524       KP Trust FBO: Wood, Jane R.              350          5,285.00          7,875.00      2,590.00
rock       Rocky Mountain Equity Fund             6,400         92,120.50        144,000.00     51,879.50
                                                -------      -----------      -------------  -------------
                                                459,035      6,565,597.89     10,328,287.50  3,762,689.61

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                                       4